SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

ROBOMATIX TECHNOLOGIES LTD.

1 Azrieli Center
Tel Aviv, 67021
Israel

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Robomatix Technologies Ltd.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
May 24, 2004

Notice is hereby given that an Annual Meeting of the Shareholders of Robomatix Technologies Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co. 1 Azrieli Center, 46th Floor, Tel Aviv on Monday, May 24, at 11:00 A.M. (Israel time) (the “Meeting”) for the following purposes:

1.	To elect Zvi Barinboim, Ariel Levy and Yitzhak Oz as directors for the coming year.

2.	To re-elect, for a second term, Nir Reshef and Ruth Breger as outside directors of the Company.

3.	To appoint Deloitte Touch Tohmatsu as the independent public accountants of the Company for the year ending December31, 2003 and the year ending December 31, 2004, and to authorize the Board of Directors to fix their remuneration.

4.	To grant to each of Ariel Levy and Yitzhak Oz, directors of the Company, options to purhcase 60,000 Ordinary Shares of the Company, par value NIS 1.46 each, to vest in three equal installments over a period of three years, commencing as of the date of the Meeting, at an exercise price per share of $0.40.

5.	To receive Management’s report on the business of the Company for the year ended December 31, 2002 and to receive the Company’s Consolidated Balance Sheets at December 31, 2002 and the Consolidated Statements of Income for the year then ended.

Shareholders of record at the close of business on April 23, 2004, will be entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,

Robomatix Technologies Ltd. Amit Goldwasser, CEO

Date: April 23, 2004

PROXY STATEMENT

Robomatix Technologies Ltd.
1 Azrieli Center
Round Building, 46th Floor
Tel Aviv, 67021
Israel

ANNUAL MEETING OF SHAREHOLDERS
May 24, 2004

        The enclosed proxy is being solicited by our board of directors for use at our annual meeting of shareholders to be held on May 24, 2004, at 11:00 A.M., or at any adjournment thereof. The record date for determining which of our shareholders entitled to notice of, and to vote at, the meeting is established as of the close of business on April 23, 2004. On that date, we had outstanding and entitled to vote 13,599,626 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 1.46 (the “Ordinary Shares”).

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about April 26, 2004. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the meeting.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting or (iii) executing and delivering to us a later-dated proxy.

        Each ordinary share is entitled to one vote on each matter to be voted on at the meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned for one week at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

        Proposal 1, to be presented at the meeting, requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least half of the votes actually cast with respect to such proposal.

        Proposal 2, to be presented at the meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to (i) the majority of the votes actually cast with respect to such proposal including at least one-third of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) does not exceed 1% of all the voting power in the Company.

        Proposal 3 and 4, to be presented at the meeting, requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least half of the votes actually cast with respect to such proposal.

PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of April 15, 2004, the number of our ordinary shares owned by all shareholders known to us to own more than 5% of our ordinary shares:

Identity of Person or Group	Amount Owned	Percent of Class

Silverboim Holdings Ltd.	8,188,150	60.21%
Gilex Holdings B.V	1,200,000	8.82%

PROPOSAL 1

ELECTION OF DIRECTORS

The management of the Company has nominated the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify. The nominees, who are currently directors of the Company, have advised the Company that they will continue to serve as directors if re-elected.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Zvi Barinboim Ariel Levy Yitzhak Oz	33 35 38	Zvi Barinboim has served as Chairman of our Board of Directors since
December 30, 1999. A real estate entrepreneur and a manager of investment companies, Mr. Barinboim is the Chairman of the Board of
Directors of Silverboim Holdings Ltd., our principal shareholder and
World Group Holdings Ltd., a publicly traded company, in the Tel Aviv
Stock Exchange, in which Silverboim Holdings Ltd. holds substantial interests.

Ariel Levy has served as a director since December 30, 1999. Since
October 1999, Mr. Levy has been the Deputy Manager Operations and since
December 5, 2002 a director of Silverboim Holdings Ltd., our principal shareholder, and a director of World Group Holdings Ltd. since March 31,
2003, a publicly traded company, in the Tel Aviv Stock Exchange, in which Silverboim Holdings Ltd. holds substantial interests.

Yitzhak Oz has served as a director since December 30, 1999. Since its establishment in March 1998 Mr. Oz has owned Oz Insurance Agency Ltd.
and currently serves as a director of Oz - Life Insurance Agency Ltd.,
Gevim General Insurance Ltd. and CEO of Agam Leaderim Insurance Agency
(2001) Ltd. Mr. Oz served as a director of Bari-trust Investments Ltd.
and has a bachelor's degree in economics and a master's degree in business administration.

        Our board of directors will present the following resolution at the meeting:

“RESOLVED, that Mr. Zvi Barinboim, Mr. Ariel Levy and Mr. Yitzhak Oz are hereby elected to serve as directors for the coming year and until their respective successors are duly elected and shall qualify.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the election of Zvi Barinboim, Mr. Ariel Levy and Mr. Yitzhak Oz.

        Our board of directors recommends a vote FOR approval of the appointment of Mr. Zvi Barinboim, Mr. Ariel Levy and Mr. Yitzhak Oz as directors.

PROPOSAL 2

TO RE-ELECT, FOR A SECOND TERM, MR. NIR RESHEF AND MS. RUTH BREGER AS
EXTERNAL DIRECTORS TO THE BOARD OF DIRECTORS OF THE COMPANY FOR A THREE
YEAR PERIOD COMMENCING FROM THE DATE OF APPOINTMENT

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two external directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control of the company; and

•	service as an office holder.

        No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

        The initial term of an external director is three years and may be extended for an additional three-year period. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director and all external directors must be members of the company’s audit committee.

        Our board of directors recommends to re-elect Mr. Nir Reshef and Ms. Ruth Breger as external directors of the Company. Certain information concerning Mr. Nir Reshef and Ms. Ruth Breger appears below.

Nominee	Age	Principal Occupation

Nir Reshef Ruth Breger	39 57	Mr. Reshef is a lawyer who since November 2000 has his own private practice, specializing in the fields of taxes, securities and criminal law. Prior to his private practice, Mr. Reshef served for four years as a prosecutor in the Tel - Aviv District Attorney’s office. In addition,
Mr. Reshef worked as auctioneer in the Tel-Aviv Stock Exchange. Mr.
Reshef has a bachelor’s degree in Economics.
Ms. Breger is an accountant with more than twenty years of experience in corporate financing and investments. Ms. Breger also serves as an external director of Emblaze Systems Ltd. She has been a board member of technology-based Israeli companies and the former deputy to the
General Manager of an investment company of Industrial Development Bank,
Israel.

        Approval of this proposal by the shareholders requires approval by: (i) the majority of votes cast at the meeting, including at least one third of all votes of the non-controlling shareholders who are present in person or by proxy and vote on the proposal, or (ii) the majority of votes cast on the proposal at the meeting, provided that the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting rights in our company.

        Our board of directors will present the following resolution at the meeting:

“RESOLVED, that Mr. Nir Reshef and Ms. Ruth Breger are hereby re-elected to serve as our outside directors for a three year term and until their respective successors are duly elected and shall qualify.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the election of Mr. Nir Reshef and Ms. Ruth Breger.

        Our board of directors recommends a vote FOR approval of the appointment of Mr. Nir Reshef and Ms. Ruth Breger as external directors.

PROPOSAL 3

PROPOSAL TO APPOINT DELOITTE TOUCH TOHMATSU AS THE INDEPENDENT
PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2003 AND THE
YEAR ENDING DECEMBER 31, 2004, AND TO AUTHORIZE THE BOARD OF DIRECTORS TO
FIX THEIR REMUNERATION

        The Israeli Companies Law requires the shareholders meeting of a company to appoint its independent public accountants.

        In compliance with the law, our board of directors will present the following resolution at the meeting:

“RESOLVED, to appoint Deloitte Touch Tohmatsu as the independent public accountants of the Company for the year ending December 31, 2003 and the year ending December 31, 2004, and to authorize the Board of Directors to fix their remuneration.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the appointment of Deloitte Touch Tohmatsu as the independent public accountants of the Company for the year ending December 31, 2003 and the year ending December 31, 2004, and authorizing the Board of Directors to fix their remuneration.

        Our board of directors recommends a vote FOR approval of the appointment of Deloitte Touch Tohmatsu as the independent public accountants of the Company.

PROPOSAL 4

PROPOSAL TO GRANT TO EACH OF ARIEL LEVY AND YITZHAK OZ OPTIONS TO PURHCASE 60,000 ORDINARY SHARES OF THE COMPANY

        Pursuant to the Israeli Companies Law the terms of compensation of members of a Board of Directors requires approval of the Audit Committee, the Board of Directors and the shareholders of a company. Our audit committee and our board of directors recommends to grant to each of Ariel Levy and Yitzhak Oz options to purchase 60,000 Ordinary Shares of the Company, par value NIS 1.46 each, to vest in three equal installments over a period of three years, commencing as of the date of the Meeting, at an exercise price per share of $0.40. The vesting of the options shall be subject to the continued provision of services by each of the directors on each applicable vesting date.

        In compliance with the Law, our board of directors will present the following resolution at the meeting:

        “RESOLVED, to approve the grant to each of Ariel Levy and Yitzhak Oz options to purchase 60,000 Ordinary Shares of the Company, par value NIS 1.46 each, to vest in three equal installments over a period of three years, commencing as of the date of the Meeting, at an exercise price per share of $0.40. The vesting of the options shall be subject to the continued provision of services by each of the directors on each applicable vesting date.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the grant to each of Ariel Levy and Yitzhak Oz options to purchase 60,000 Ordinary Shares of the Company, par value NIS 1.46 each, to vest in three equal installments over a period of three years, commencing as of the date of the Meeting, at an exercise price per share of $0.40. The vesting of the options shall be subject to the continued provision of services by each of the directors on each applicable vesting date.

        Our board of directors recommends a vote FOR the grant of options to Ariel Levy and Yitzhak Oz.

PRESENTATION OF FINANCIAL STATEMENTS

        To receive Management’s report on the business of the Company for the year ended December 31, 2002 and to receive the Company’s Consolidated Balance Sheets at December 31, 2002 and the Consolidated Statements of Income for the year then ended.

        The Israeli Companies Law requires the presentation of the Consolidated Balance Sheets of the Company to the Shareholders of the Company.

        The Management’s report on the business of the Company for the year ended December 31, 2002 and the Company’s Consolidated Balance Sheets at December 31, 2002 and the Consolidated Statements of Income for the year then ended will be presented to the Shareholders of the Company.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this proxy statement.

By Order of the Board of Directors —————————————— Date: April 23, 2004

PROXY                     ROBOMATIX TECHNOLOGIES LTD.

For an Annual Meeting of Shareholders to be held
on May 24, 2004

The undersigned shareholder of Robomatix Technologies Ltd. (the “Company”) hereby appoints Amit Goldwasser and/or Orly Tsioni, Adv., with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual Meeting of Shareholders of the Company to be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, Circular Building, 46th Floor, Tel Aviv, Israel, on Monday, May 24, 2004 at 11:00 a.m. (local time), and all adjournments and postponements thereof.

PROPOSAL NO. 1: TO ELECT Zvi Barinboim, Ariel Levy and Yitzhak Oz as directors for the coming year.

☐	FOR	☐	AGAINST	☐	ABSTAIN

PROPOSAL NO. 2: TO RE-ELECT, for a second term, Nir Reshef and Ruth Breger as outside directors of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

PROPOSAL NO. 3: TO APPOINT Deloitte Touch Tohmatsu as the independent public accountants of the Company for the year ending December 31, 2003 and the year ending December 31, 2004, and to authorize the Board of Directors to fix their remuneration.

☐	FOR	☐	AGAINST	☐	ABSTAIN

PROPOSAL NO. 4: TO GRANT to each of Ariel Levy and Yitzhak Oz, directors of the Company, options to purchase 60,000 Ordinary Shares of the Company, par value NIS 1.46 each, to vest in three equal installments over a period of three years, commencing as of the date of the Meeting, at an exercise price per share of $0.40.

☐	FOR	☐	AGAINST	☐	ABSTAIN

Proposal No. 5: TO RECEIVE Management’s report on the business of the Company for the year ended December 31, 2002 and to receive the Company’s Consolidated Balance Sheets at December 31, 2002 and the Consolidated Statements of Income for the year then ended

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR.

The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirm all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

Dated: ___________________, 2004 —————————————— (signature of shareholder) —————————————— (name of shareholder)

Please mark, date and sign exactly as name(s) appear on this proxy and return the proxy card promptly. If the signer is a corporation, please sign full corporate name by duly authorized officer. Executives, administrators, trustees, etc. should state full title or capacity. Joint owners should each sign.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOMATIX TECHNOLOGIES LTD. BY: /S/ Zvika Barinboim —————————————— Zvika Barinboim Chairman of the Board of Directors

Date: April 29, 2004